SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, stated value $0.10 per share

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

Brian Kahn

Chairman of the Board of Directors

and

Gerald R. Dinkel

President and Chief Executive Officer

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Bradley L. Finkelstein, Esq.

Nathaniel P. Gallon, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by White Electronic Designs Corporation, an Indiana corporation (the “Company”), relating to the offer (the “Offer”) by Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated March 31, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”), of the Company, at a purchase price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as new paragraphs:

“Shareholder Class Action Litigation. On April 6, 2010, Capgrowth Group filed a putative class action lawsuit in the Marion County Circuit/Superior Court, Marion County, Indiana. Capgrowth Group alleges that it is a shareholder of the Company and purports to bring the lawsuit on behalf of itself and all other shareholders of the Company. The complaint names as defendants Brian R. Kahn, Jack A. Henry, Melvin L. Keating, Kenneth J. Krieg, Paul D. Quadros, Thomas J. Toy, Gerard R. Dinkel, the Company, Purchaser, and Parent. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing the Company to enter into the Merger Agreement, that the Company, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty. The complaint also alleges that the Company’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks unspecified compensatory and rescissory damages, and interest, attorneys’ fees, expert fees and other costs.

On April 7, 2010, Greg Labonte filed a similar putative class action lawsuit in the Marion County Superior Court, Marion County, Indiana. Labonte also alleges that he is a shareholder of the Company and purports to bring the lawsuit on behalf of himself and all other Company shareholders. Labonte’s complaint names the same defendants as those named in the lawsuit brought by Capgrowth Group. Labonte’s complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing the Company to enter into the Merger Agreement, that the Company, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty, and that the Company’s Schedule 14D-9 contained inadequate disclosures. Among other relief, Labonte’s complaint seeks an injunction against, or rescission of, the proposed transactions, unspecified compensatory and rescissory damages, and costs and attorneys’ and expert fees.

The Company believes the complaints are without merit, and intends to defend the actions vigorously.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WHITE ELECTRONIC DESIGNS CORPORATION

/S/ BRIAN KAHN
Brian Kahn
Chairman of the Board

Dated: April 8, 2010